2303 W 41st Ave, Vancouver, BC, V6M 2A3 ELN: TSX.V ELNOF: OTCBB E7Q: Germany Toll free 1.800.667.1870 www.elninoventures.com

El Niño Ventures Begins Work on Copper Mountain Project

In Democratic Republic of Congo (DRC)

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ELN joins Anvil Mining and Tiger Resources in hunt for new copper deposits.

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ELN has acquired an initial 70 percent interest, on over 350 Square kilometers

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ELN land position is on same trend as Anvil Mining ( 10.9% Cu/ 21 meters) and

      Tiger Resources (7.31% Cu/122 meters)

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El Niño’s President and management have extensive experience in the DRC.

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El Niño is aggressively acquiring base metal projects throughout the DRC.

June, 14, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to update our shareholders that our exploration program is underway on Research Permits # 5214, 5215, 5216 and 5217 (Copper Mountain Project). These permits were granted by the Cadastre Miner of the DRC and cover over 350 square kilometers. Our Copper Mountain project is located just 3 kilometers west of Anvil Mining’s (TSX-AVM) (www.anvilmining.com)  new discovery where they have reported 10.9% Cu over 21 meters, 8.9% Cu over 36 meters, 8.6% Cu over 31 meters and 8.6% Cu over 21 meters. Our project is also only 4 kilometers west of Tiger Resources (ASX-TGS) (www.tigerez.com) Kipoi project where they intersected 122 meters of over 7.31% Cu.

Jean Luc Roy, President of El Niño states: Our Copper Mountain Project in the DRC is located in the middle of two new discoveries by Anvil Mining and Tiger Resources. The geological trend of these two new discoveries runs right through our Copper Mountain project and we are fast tracking our efforts to outline a new copper deposit by flying airborne geophysics and our first drilling campaign is slated for the fall 2007. El Niño Ventures joins these companies in the DRC for what is considered by most experts in the industry as the new era for copper in the DRC.

About the DRC

The DRC Copperbelt hosts multiple world class deposits and the exploration potential is considered one of the best in the world. In late 2006 the DRC had its first free election in 48 years and previous to that it established a new mining code in 2003. These events have created a renewed confidence for investors in the DRC. Major mining companies such as Phelps Dodge and First Quantum Minerals are now in construction on world class ore bodies. Several junior companies are now actively exploring for copper and other minerals in the DRC. Most known deposits in the DRC were found in the last 1940’s and 50’s. From 2000 several new deposits were found by companies like Anvil Mining and First Quantum Minerals. The potential for finding new world class ore bodies is real.

Our projects are in the same geological belt as properties that have yielded deposits and excellent copper values for companies like Anvil Mining Limited and Tiger Resources Limited. These projects are adjacent to land holdings held by major companies like BHP Billiton and Gecamines.

With this addition to our portfolio of exploration projects puts El Niño at the forefront of base metals exploration. Our Bathurst New Brunswick project with our partner, Xstrata Zinc is starting its second year with plans to diamond drill more than 25,000 meters this year. This project combined with our entry in the DRC provides the company with robust portfolio of exploration projects and we will work these projects effectively for our shareholders over the next few years.

About El Niño Ventures Inc.

El Niño Ventures is a mineral exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. In June 2007,  El Niño will commence a 25,000 meter drill program on the Bathurst Mining Camp. EL Niño is presently in an aggressive acquisition phase to acquire more projects in the DRC.

On Behalf of the Board of Directors, Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.